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                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549
                                 FORM 12b-25

                                                Commission File Number 000-25271
                         NOTIFICATION OF LATE FILING

    (Check One):  [X]Form 10-K  [ ]Form 11-K  [ ]Form 20-F  [ ]Form 10-Q
[ ]Form N-SAR

     For Period   December 31, 2000
Ended:
[ ]Transition Report on Form 10-K        [ ]Transition Report on Form 10-Q
[ ]Transition Report on Form 20-F        [ ]Transition Report on Form N-SAR
[ ]Transition Report on Form 11-K
     For the Transition Period
Ended:
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     Read attached instruction sheet before preparing form. Please print or type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: N/A





                                   PART I
                           REGISTRANT INFORMATION


Full name of     Covad Communications Group, Inc.
registrant:

Former name if applicable

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Address of principal executive office (Street and Number)
 4250 Burton Drive

City, state and zip code     Santa Clara, California  95054


                                   PART II
                           RULES 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[x](a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
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[ ](b) The subject annual report, semi-annual report, transition report on
       Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
[ ](c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                                  PART III
                                  NARRATIVE

     State below in reasonable detail the reasons why Forms 10-K, 11-K, 20-F, 10-Q, N-SAR, or the transition report or portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

          The Registrant is unable to file the Registrant's Annual Report on Form 10-K for its fiscal year ended December 31, 2000 (the "Form 10-K") by the prescribed due date without unreasonable effort or expense due to unforeseen circumstances encountered in connection with the Registrant's preparation of its financial statements for the year ended December 31, 2000.

          In press releases issued on February 16 and February 20, 2001, the Registrant announced that it would delay its 2000 year end earnings announcement from February 27, 2001 to be coincident with the filing of the Form 10-K because the Registrant needed additional time to review complex accounting issues including the amounts and timing of credits the Registrant provided to its customers in 2000, its documentation of the amounts, expense characterization and timing of marketing development funds ("MDF") provided to the Registrant's customers, the magnitude and size of the Registrant's restructuring charges, the impairment of certain assets and the impact of Staff Accounting Bulletin 101 on its financial reporting. As part of this effort, the Registrant has undertaken a review of its Internet Service Provider customer contracts, billings and credits for current and prior periods to insure that the Registrant is correctly recognizing revenue. The Registrant believes that the accounting matters under review are a result of the strains placed on its internal management and information systems by the Registrant's fast growth and the fast growth and severe financial problems experienced by certain of the Registrant's customers.

          The Registrant's management has been devoting thousands of hours of additional attention and resources (including hiring additional professional staff on a short-term basis) to this accounting review and the preparation of the Registrant's financial statements so that the audit of those financial statements can be completed. This effort has been made more difficult by the unusually high turnover the Registrant has experienced in its financial and marketing organizations in 2000.
     This review, which is critical to the preparation of the Registrant's financial statements so that the audit of them can be completed, has been made more difficult because some of the issues were not identified until mid-February 2001. Because of the complexity and timing of these events and the importance of the financial statements to the entire Form 10-K (particularly in view of the changes to the Registrant's business over the past few months resulting from its restructuring), the Registrant has been unable to complete the
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     Form 10-K without unreasonable effort or expense by the prescribed due date.

          The Registrant is working diligently to file the Form 10-K as soon as practicable.


                                   PART IV
                              OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

              Greg Tornga                   408              844-7457
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                 (Name)                 (Area Code)     (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                              [X]Yes  [ ]No



(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                              [X]Yes  [ ]No

    If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

            The statement of operations for year ended December 31, 2000 will change significantly from the year ended December 31, 1999. Due to the Registrant's short operating history, significant growth in customer base, large investments in infrastructure, merger and acquisition activity and public and private financing transactions, all elements of the statement of operations are likely to be significantly different for the year ended December 31, 2000. The Registrant expects that these changes will result in significantly higher net loss, higher operating expenses, higher interest expenses, higher other expenses and higher revenues for the year ended December 31, 2000, in comparison with the year ended December 31, 1999. However, an estimate of these changes cannot be made at this time because the financial statements of the Registrant are still in the process of being finalized as a result of the events described in Part III of this filing.


                      Covad Communications Group, Inc.
                (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date  April 3, 2001                    By /s/ MARK PERRY
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                                         Mark Perry, Executive Vice President
                                         and Chief Financial Officer